UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 25TH, 2026

DATE, TIME AND PLACE: February 25th, 2026, at 12.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the activities carried out by the Statutory Audit Committee; (5) Update on the Company’s Industrial Plan for 2026 - 2028; (6) To acknowledge on the methodology and calculation for payment proposal of the Company’s interest on shareholders’ equity (“JSCP”) in the year 2026; (7) To resolve on the proposal of the Company’s Management by Objectives (“MBO”) program for the year 2026; (8) To analyze the Compensation Proposal of the Company’s Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Shareholders’ Meeting of the Company; (9) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 19th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders’ Meeting of the Company; (10) To resolve on the amendment proposal of the Company's Conflict of Interest Policy; (11) To resolve on the composition of the Board of Directors and its advisory committees; (12) To analyze the management’s proposal on the ratification of the independent member of the Board of Directors, and to resolve on its submission to the Shareholders’ Meeting of the Company; (13) To analyze the Management's proposal on the amendment of the Company’s Bylaws, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (14) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2026

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged the activities carried out by the Compensation Committee (“CR”) at its meeting held on February 23rd, 2026, as reported by Mr. Nicandro Durante, Chairman of the CR.

(2) Acknowledged the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 25th, 2026, as reported by Mr. Nicandro Durante, Chairman of the CESG.

(3) Acknowledged the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 25th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

(4) Acknowledged the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 25th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(5) The Board Members acknowledged the update of the premises of the Company's Industrial Plan for the three-year term 2026-2028 and approved the Company's guidelines and initiatives to be used for the period, according to the material presented, which is filed at the Company’s head office.

(6) Acknowledged the methodology and calculation for payment of the Company's JSCP in 2026, considering the favorable valuations of the CAE and the Fiscal Council, recorded in the meetings held on February 25th, 2026, according to the material presented.

(7) Approved the proposal of the Company’s MBO Program for the year of 2026, according to the material presented, based on the favorable valuation of the CR, at its meeting held on February 23rd, 2026.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2026

(8) The Board members expressed their favorable opinion to the Management’s Compensation Proposal for the Company’s Administrators, which includes the Board of Directors and Board of Offices, members of the Committees and of the Fiscal Council, for the year of 2026, based on the favorable valuation of the CR, recorded at its meeting held on February 23rd, 2026, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be duly convened.

It is noted that Mr. Alberto Mario Griselli abstained from voting on items 7 and 8 above, due to his position as Diretor Presidente (Chief Executive Officer) of the Company.

(9) Acknowledged the proposal for the extension of the Cooperation and Support Agreement (Contrato de Cooperação e Suporte), through the execution of the 19th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and approved, based on the favorable evaluation of the CAE, at its meeting held on February 25th, 2026, its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(10) Approved the amendment proposal of the Company's Conflict of Interest Policy, according to the material presented and based on the favorable evaluations of the CCR and CAE, recorded at its meetings held on February 25th, 2026.

(11.1) The Board members acknowledged the resignation letter presented by Mr. Nicandro Durante, with effectiveness as of March 31st, 2026, related to the positions that he held in the Company, namely: Chairman of this Board, Chairman of the Compensation Committee, Chairman of the Environmental, Social & Governance Committee, and member of the Statutory Audit Committee, it is recorded that this Board thanked his commitment and dedication in performing his duties throughout his terms of office.

(11.2) Due to the resignation presented, the Board indicated and elected Mr. Adrian Calaza for the position of Chairman of the Board of Directors of the Company, as of March 31st, 2026. Mr. Adrian Calaza abstained from voting.

(11.3) The Board members then elected Mr. Adrian Calaza to the position of member of the CR, which shall have the following composition: Messrs. Adrian Calaza, Claudio Giovanni Ezio Ongaro and Alessandra Michelini.

(11.4) The Board members also elected Mr. Adrian Calaza to the position of member of the CESG, which shall have the following composition: Messrs. Adrian Calaza, Alberto Mario Griselli, Gesner José de Oliveira Filho, Claudio Giovanni Ezio Ongaro, and Gigliola Bonino.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2026

(11.5) The Board Members elected Mr. Denísio Augusto Liberato Delfino as member of the CAE, which shall have the following composition: Messrs. Gesner José de Oliveira Filho, Denísio Augusto Liberato Delfino and Flavia Maria Bittencourt.

(11.6) In addition, the Board members resolved, unanimously, to appoint Mr. Camillo Greco, Italian, married, bachelor’s in economy, bearer of the Italian passport Nr. YC8220633, valid through January 27th, 2035, domiciled in the Via Antonio Bertoloni, 1E, Rome, Italy, as member of this Board of Directors, ad referendum of the next Annual or Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws, whose term of office and exercise of the position will take effect on March 31st, 2026. The term of investiture, other statements and documents will be presented in accordance with the applicable legislation.

In view of the above, as of March 31st, 2026, the Company’s Board of Directors shall have the following composition: Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2027.

(12) The Board members expressed their favorable opinion to the proposal of the qualification of the Board of Directors’ independent member, according to the Sections 16 and 17 of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations" and “B3”), of the following member presented by the Company’s management to resolution at the Annual Shareholders’ Meeting, to be duly convened: Denísio Augusto Liberato Delfino. It be registered that the Board members expressed their understanding that the referred member meets the independence’s criteria provided for in the above mentioned legal provisions, after evaluation of the information contained in the Company’s Management Proposal and of the independence’s statement presented by him.

It is also recorded that Mr. Denísio Augusto Liberato Delfino abstained from voting in relation to the analysis of his own qualification as an independent Board member.

(13) The Board members expressed their favorable opinion to the proposal of the Company’s By-laws amendment and consolidation, which aims to adjust Section 5 of the Bylaws, aiming to update to the number of outstanding common shares representing the Company’s share capital, without any change in the amount of subscribed and paid-in capital, as a result of the cancellation of the balance of treasury shares resolved at the Board of Directors' meeting held on December 16th, 2025, and approved its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 25th, 2026

(14) Approved the following Agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on March 31st, 2026:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2025; (2) To resolve on the management’s proposal for the allocation of the results of the 2025 fiscal year and the distribution of dividends by the Company; (3) To resolve on the classification of the candidate for the position of independent member of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); (4) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on November 3rd, 2025 and February 25th, 2026; (5) To resolve on the composition of the Fiscal Council of the Company; (6) To elect the effective and alternate members of the Fiscal Council; and (7) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2026 fiscal year.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 19th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and (2) To resolve on the reform and consolidation of the Company’s By-laws.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 25th, 2026.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer